AB
3/11

14045818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 67235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapWealth Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Meridian Blvd., Suite 250
(No. and Street)

Franklin (City) Tennessee (State) 37067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Roland (615) 778-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North
Suite 2150 (Address) Nashville (City) Tennessee (State) 37219 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/24/14

OATH OR AFFIRMATION

I, R. Scott Roland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapWealth Investment Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY A. OLIVE
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF WILLIAMSON

My Commission Expires August 10, 2016

Notary Public

R. Scott Roland
Signature

President & COO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **X (o) Independent auditor's report on internal control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPWEALTH INVESTMENT SERVICES, LLC

Financial Statements and Supplementary Data

December 31, 2013

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

CAPWEALTH INVESTMENT SERVICES, LLC

Table of Contents

MAGGART & ASSOCIATES, P.C.
Public Accountants
A Tennessee Professional Corporation
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT AUDITOR'S REPORT

To The Member
CapWealth Investment Services, LLC
Franklin, Tennessee

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CapWealth Investment Services, LLC as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWealth Investment Services, LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 6 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 6 is fairly stated in all material respects in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2014

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	86,127
Deposit with clearing organization		15,000
Due from affiliate		635
Receivable from fund companies and clearing organization		49,505
Prepaid expenses		15,124
Total assets	$	166,391
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	13,247
Total liabilities		13,247
Member's equity		153,144
Total liabilities and member's equity	$	166,391

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Income

For the Year Ended December 31, 2013

Revenues:	
Commissions	$ 718,943
Other income	9,647
Total revenues	728,590
Operating expenses:	
Commission expense	149,798
Clearance fees	125,494
Salaries and benefits	110,309
Insurance	16,336
License and registration	18,412
Professional fees	20,921
Communications and data processing	21,149
Occupancy	35,948
Office expense	13,689
Total operating expenses	512,056
Net income	$ 216,534

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2013

Balance at December 31, 2012	$ 161,610
Member distributions	(225,000)
Net income	216,534
Balance at December 31, 2013	$ 153,144

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2013

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 216,534
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in due from affiliates	$ (635)	
Decrease in receivable from fund companies and clearing organization	31,791	
Increase in prepaid expenses	(1,211)	
Decrease in accounts payable and accrued expenses	(4,129)	
Decrease in due to affiliate	(13,848)	
Total adjustments		11,968
Net cash provided by operating activities		228,502
Cash flows from financing activities:		
Member distributions	(225,000)	
Net cash used in financing activities		(225,000)
Net increase in cash and cash equivalents		3,502
Cash and cash equivalents at beginning of year		82,625
Cash and cash equivalents at end of year		$ 86,127

The accompanying notes are an integral part of these financial statements.

(1) Organization

CapWealth Investment Services, LLC (the "Company") is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2013.

(b) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) Income Taxes

As a single-member limited liability company, income from the Company is combined with the income and expenses of the single member from other sources and reported in the single member's individual income tax return. The financial statements, therefore, do not include a provision for income taxes. The federal and state income tax returns associated with the single member for 2013, 2012, 2011 and 2010 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(d) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) *Summary of Significant Accounting Policies, Continued*

(e) *Advertising Costs*

Advertising costs are expensed as incurred.

(f) *Fair Value of Financial Instruments*

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) *Net Capital Requirements and Other Restrictions*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31, 2013, the Company had net capital as defined of $118,811, which was $113,811 in excess of its required net capital of $5,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the SEC. In accordance with the agreement between these parties, a $15,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4) *Due From Affiliate*

The due from affiliate of $635 at December 31, 2013 represents unsecured non-interest bearing advances paid to an affiliated company, CapWealth Advisors, LLC. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) *Related Party Transactions*

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from an affiliated company, CapWealth Advisors, LLC, owned, in part, by the Company's single member and established through an expense sharing agreement. The allocation is based on the expense sharing agreement established between the Company and the affiliated company. Expenses allocated to the Company for the year ended December 31, 2013, were approximately $193,000.

(5) ***Related Party Transactions, Continued***

During the year ended December 31, 2010, the Company and its affiliate relocated their operations to a new expanded office facility. In conjunction with this move, the affiliated company entered into a lease agreement for this office facility from August, 2010 through October, 2020. Lease payments under this agreement began on November, 2010 with the remaining required base rent lease obligation payable as follows:

Year Ended December 31,	Amount
2014	$ 187,555
2015	191,306
2016	195,132
2017	199,035
2018	203,016
Thereafter	382,506
	$ 1,358,550

The Company shares in the rental obligation charges through the affiliated company's allocation of expenses. Rental expense of $30,872, associated with the lease agreement was allocated to the Company during 2013, and is included within occupancy expense.

The affiliated company maintains a savings incentive match plan associated with a simple IRA plan for the benefit of its employees. The plan is limited to those individual employees who have received at least $5,000 in compensation during each of the previous and current years. Under the terms of the plan, the affiliated company will make matching contributions to eligible employees up to 3% of the employee's annual compensation. The Company shares in the expense of the matching provision of the plan and was allocated $2,867 of this expense during 2013, and is included within salaries and benefits.

(6) ***Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives***

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2013, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 49,505	13,247

Fees payable to registered representatives at December 31, 2013 of $13,247 are reflected as accounts payable and accrued expenses.

(7) ***Commission Concentrations***

During 2013, three registered representatives accounted for approximately 99% of the total commission revenue for the current year totaling $718,943. The Company's single member is included within the three representatives and alone accounted for approximately 48% of the total commission revenue. No commissions were paid to the Company's single member during the current year; however, amounts totaling $225,000 were distributed to the single member during 2013, as current year distributions. The other two registered representatives, operating under current independent contractor agreements with the Company incurred $149,798 in commissions for 2013 and is reflected as commission expense for the current year.

(8) ***Legal***

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2013, that were known to management.

(9) ***Exemption of SEC Rule 15c3-3 Reserve Requirement***

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) ***Subsequent Events***

Management has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

CAPWEALTH INVESTMENT SERVICES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

Total member's equity	$ 153,144
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	153,144
Less nonallowable assets, other deductions and/or charges, and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	18,181
Due from affiliate	635
Prepaid expenses	15,124
Haircuts	393
Total nonallowable assets and haircuts	34,333
Net capital	118,811
Net capital required	5,000
Excess net capital	$ 113,811
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 13,247
Total aggregate indebtedness	13,247
Ratio of aggregate indebtedness to net capital	11.15%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013):	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 119,449
Adjustment for nonallowable due from affiliate	(635)
Adjustment for haircuts	(3)
Net capital, per December 31, 2013 audit report	$ 118,811 (a)

(a) The Company's (unaudited) FOCUS Report for the period ended December 31, 2013 was subsequently amended on February 20, 2014 to reflect the net capital per the December 31, 2013 audit report of $118,811.

CAPWEALTH INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2013

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2013 FOCUS Report - Part IIA is shown below:

Net capital as reported in Company's Part II (unaudited FOCUS Report)	$ 119,449	
Adjustment for nonallowable due from affiliate	(635)	
Adjustment for haircuts	(3)	
Net capital, per December 31, 2013 audit report (as computed on Schedule 1)	$ 118,811	(a)

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

(a) As indicated at Schedule 1, the Company's (unaudited) FOCUS Report for the period ended December 31, 2013 was subsequently amended on February 20, 2014 to reflect the net capital per the December 31, 2013 audit report of $118,811.

CAPWEALTH INVESTMENT SERVICES, LLC

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2013

Not Applicable

CAPWEALTH INVESTMENT SERVICES, LLC

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2013

None

MAGGART & ASSOCIATES, P.C.

Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Member
CapWealth Investment Services, LLC
Franklin, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CapWealth Investment Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapWealth Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapWealth Investment Services, LLC's management is responsible for the CapWealth Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed payment in Form SIPC-7 with respective cash disbursement records (copy of cancelled check and related bank statement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as reflected in the accompanying schedule noting differences as described in the accompanying schedule; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2014

CAPWEALTH INVESTMENT SERVICES, LLC

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2013

Total revenue for the year ended December 31, 2013 as reflected on the quarterly Form X-17A-5 FOCUS Reports		$ 728,592
Rounding		(2)
		728,590
Deductions:		
Revenues from the distribution of shares of a registered open end investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	$ 565,824	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	121,145	
40% of margin interest earned on customer's securities accounts	3,775	
Total deductions		690,744
SIPC net operating revenues		$ 37,846
General assessment at .0025		$ 95
Less prior year overpayment applied to the assessment		(86)
Payment		$ 9 (a)

(a) Payment made on 01/24/14 upon submission of 2013 SPIC-7 filing. Amount cleared corresponding bank account on 02/09/14.

MAGGART & ASSOCIATES, P.C.

Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
CapWealth Investment Services, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements of CapWealth Investment Services, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2014